UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

 iPass Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON CATALYSIS PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 424,006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 424,006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON CATALYSIS OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON FRANCIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON JOHN P. FRANCIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON FOXHILL OPPORTUNITY FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 663,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 663,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON FOXHILL CAPITAL (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 663,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 663,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON FOXHILL CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 663,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 663,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON NEIL WEINER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 663,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 663,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON ZCM OPPORTUNITIES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON ZUMA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON BRENT S. MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,100*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,100*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of (i) 3,500 shares of Common Stock owned directly by Mr. Morrison and (ii) 5,600 shares of Common Stock owned directly by ZCM Opportunities Fund LP.

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON RICHARD A. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,539
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,539
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON DAMIEN J. PARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO: 46261V108

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,722*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,722*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,722*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 139,355 shares of Common Stock underlying certain call options exercisable within 60 days hereof.

CUSIP NO: 46261V108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of iPass Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3800 Bridge Parkway, Redwood Shores, California 94065.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Catalysis Partners, LLC, a Delaware limited liability company (“Catalysis Partners”), with respect to the Shares directly and beneficially owned by it;

(ii)	Catalysis Offshore Ltd., a Cayman Islands exempted company (“Catalysis Offshore”), with respect to the Shares directly and beneficially owned by it;

(iii)
Francis Capital Management, LLC, a California limited liability company (“Francis Capital Management”), as the managing member and investment manager of Catalysis Partners and the investment manager of Catalysis Offshore and certain managed accounts (the “FCM Managed Accounts”);

(iv)	John P. Francis, as the managing member of Francis Capital Management;

(v)	Foxhill Opportunity Fund, L.P., a Delaware limited partnership (“Foxhill Opportunity”), with respect to the Shares directly and beneficially owned by it;

(vi)	Foxhill Capital (GP), LLC, a Delaware limited liability company (“Foxhill GP”), as the general partner of Foxhill Opportunity;

(vii)	Foxhill Capital Partners, LLC, a Delaware limited liability company (“Foxhill Capital”), as the investment manager of Foxhill Opportunity;

(viii)	Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital;

(ix)	Maguire Financial, LP, a Delaware limited partnership (“Maguire Financial”), with respect to the Shares directly and beneficially owned by it;

(x)	Maguire Asset Management, LLC, a Delaware limited liability company (“Maguire Asset Management”), as the general partner of Maguire Financial;

CUSIP NO: 46261V108

(xi)	Timothy Maguire, as the managing member of Maguire Asset Management;

(xii)	ZCM Opportunities Fund LP, a Delaware limited partnership (“ZCM Fund”), with respect to the Shares directly and beneficially owned by it;

(xiii)	Zuma Capital Management LLC, a Delaware limited liability company (“ZCM”), as the investment manager of ZCM Fund;

(xiv)	Brent S. Morrison, as the managing director of each of ZCM Fund and ZCM and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xv)	Richard A. Karp, as a nominee for the Board;

(xvi)	Damien J. Park, as a nominee for the Board;

(xvii)	Norman J. Rice, III, as a nominee for the Board; and

(xviii)	Kenneth H. Traub, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Catalysis Partners, Francis Capital Management and Mr. Francis is 1453 Third Street, Suite 470, Santa Monica, California 90401. The address of the principal office of Catalysis Offshore is c/o Mourant Cayman Corporate Services, Harbour Centre, 42 North Church St., PO Box 1348, Grand Cayman KY1-1108, Cayman Islands.  The officers and directors of Catalysis Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The address of the principal office of each of Foxhill Opportunity, Foxhill GP, Foxhill Capital and Mr. Weiner is 12 Roszel Road, Suite C-101, Princeton, New Jersey 08540. The address of the principal office of each of Maguire Financial, Maguire Asset Management and Mr. Maguire is 1810 Ocean Way, Laguna Beach, California 92651.  The address of the principal office of each of ZCM Fund, ZCM and Mr. Morrison is 1400 Kelton Avenue, #201, Los Angeles, California 90024.  The principal business address of Dr. Karp is c/o TicTran Corp, 849-B Independence Avenue, Mountain View, California 94043. The principal business address of Mr. Park is 3521 Windridge Drive, Fell Carriage House, Doylestown, Pennsylvania 18902. The principal business address of Mr. Rice is One Middle Street, Suite 4, Portsmouth, New Hampshire 03801. The principal business address of Mr. Traub is c/o Ethos Management LLC, 90 Nassau Street, Suite 500, Princeton, New Jersey 08542.

(c)           The principal business of each of Catalysis Partners and Catalysis Offshore is investing in securities. Francis Capital Management serves as the managing member and investment manager of Catalysis Partners and the investment manager of Catalysis Offshore and the FCM Managed Accounts.  The principal occupation of Mr. Francis is serving as the managing member of Francis Capital Management.  The principal business of Foxhill Opportunity is investing in securities. Foxhill GP serves as the general partner of Foxhill Opportunity.  Foxhill Capital provides investment management services and serves as the investment manager of Foxhill Opportunity.  The principal occupation of Mr. Weiner is serving as the managing member of each of Foxhill Capital and Foxhill GP.  The principal business of Maguire Financial is serving as a private investment vehicle. Maguire Asset Management provides investment management services and serves as the general partner of Maguire Financial. The principal occupation of Mr. Maguire is serving as the managing member of Maguire Asset Management.  The principal business of ZCM Fund is investing in securities.  ZCM provides investment management services and serves as the investment manager of ZCM Fund.  The principal occupation of Mr. Morrison is serving as the managing director of each of ZCM Fund and ZCM.  The principal occupation of Dr. Karp is serving as a private investor and as the Founder and Chief Executive Officer of TicTran Corp, a high-tech startup.  The principal occupation of Mr. Park is serving as the Managing Partner of Hedge Fund Solutions LLC, a consulting firm focused on public-company engagements with shareholders on issues relating to operational improvements and corporate governance, and as the President and Chief Executive Officer of Hibernian Partners, Inc., a management consulting firm.  The principal occupation of Mr. Rice is serving as the Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market.  The principal occupation of Mr. Traub is serving as the President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising companies to execute strategies to build and unlock stockholder value, and as general partner of Rosemark Capital, a private equity firm.

CUSIP NO: 46261V108

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Francis, Weiner, Maguire, Morrison, Karp, Park, Rice and Traub are citizens of the United States of America.  Mr. Park is also a citizen of Ireland.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Catalysis Partners and Catalysis Offshore were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 424,006 Shares beneficially owned by Catalysis Partners is approximately $527,279, excluding brokerage commissions.  The aggregate purchase price of the 275,994 Shares beneficially owned by Catalysis Offshore is approximately $343,140, excluding brokerage commissions.

The Shares purchased by Foxhill Opportunity were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 663,296 Shares beneficially owned by Foxhill Opportunity is approximately $749,357, excluding brokerage commissions.

The Shares purchased by Maguire Financial were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,269,964 Shares beneficially owned by Maguire Financial is approximately $3,602,520, excluding brokerage commissions.

CUSIP NO: 46261V108

The Shares purchased by ZCM Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 5,600 Shares beneficially owned by ZCM Fund is approximately $6,776, excluding brokerage commissions.  The Shares purchased by Mr. Morrison were purchased in the open market with personal funds.  The aggregate purchase price of the 3,500 Shares owned directly by Mr. Morrison is approximately $4,130, excluding brokerage commissions.

The Shares purchased by each of Messrs. Karp, Park, Rice and Traub were purchased in the open market with personal funds.  The aggregate purchase price of the 76,539 Shares owned directly by Dr. Karp is approximately $76,714, excluding brokerage commissions.  The aggregate purchase price of the 15,000 Shares owned directly by Mr. Park is approximately $14,250, excluding brokerage commissions.  The aggregate purchase price of the 46,600 Shares owned directly by Mr. Rice is approximately $47,942, excluding brokerage commissions. The aggregate purchase price of the 125,367 Shares owned directly by Mr. Traub is approximately $121,001, excluding brokerage commissions.  The 45,000 Shares of restricted stock that have vested and the 139,355 Shares underlying certain call options exercisable within 60 days were awarded to Mr. Traub in connection with his prior service on the Board.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 16, 2015, the Reporting Persons issued an open letter to stockholders of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the letter, the Reporting Persons stated that over the past seven years certain of the Reporting Persons have attempted to maintain a constructive and cordial relationship with the Issuer’s management and Board to discuss their value improvement recommendations and serious concerns regarding, among other things, the Issuer’s business strategy, underperformance, strategic alternatives review process, poor capital allocation decisions, executive compensation, bloated expenses, and poor corporate governance practices, all for the purpose of helping to fundamentally improve the business of the Issuer.  In the letter, the Reporting Persons expressed their profound disappointment with the outcome of their engagement with the Issuer and the current Board’s apparent failure to protect and enhance stockholder value.  The Reporting Persons also expressed their belief that the problematic status quo and troubling underperformance at the Issuer is largely a result of a failure of the Board and that new leadership is not only warranted, but long overdue.

To that end, the Reporting Persons stated in the letter that they expect to file preliminary proxy materials with the Securities and Exchange Commission in connection with their efforts to solicit support to elect five new, highly-qualified director nominees to the Board at the Issuer’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”).  The Reporting Persons further stated in the letter that despite the Issuer’s multiple-failed attempts to sell the business since 2008, continually falling short of executing several different business plans, the ongoing operating losses and the alarming cash depletion, the Reporting Persons remain confident that under the right leadership and direction the Issuer can generate significant value for stockholders.  The Reporting Persons believe the most effective way to enhance stockholder value and to restore investor confidence is by immediately reconstituting the Board with its five seasoned, professional business leaders who have deep, relevant operational and industry experience.

On March 4, 2015, Catalysis Partners delivered a letter to the Issuer nominating Richard A. Karp, Brent S. Morrison, Damien J. Park, Norman J. Rice, III and Kenneth H. Traub (collectively, the “Nominees”) for election to the Board at the Annual Meeting.  The Nominees are highly qualified candidates with relevant credentials and skill-sets who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer, as evidenced by their bios below.

Richard A. Karp is a cost-conscious, savvy business professional with extensive operating experience at numerous technology companies.  Mr. Karp received a B.S. degree in science from the California Institute of Technology, a M.S. degree in mathematics from the University of Wisconsin, and a Ph.D. in computer science from Stanford University.  Subsequent to this, Mr. Karp managed several private and publicly-traded companies, including Catapult Communications, a manufacturer of telecom test equipment, which he founded in 1985 and took through its IPO before it was sold to Ixia (Nasdaq: XXIA) in 2009 for $105 million.  Mr. Karp has also served as a Director of Novatel Wireless, Inc. (NasdaqGS: MIFI), a leader in the design and development of MiFi technologies and M2M wireless solutions for the Internet of Things.

CUSIP NO: 46261V108

Brent S. Morrison is an experienced wireless technology investor.  Mr. Morrison is currently the Managing Director of ZCM, an investment vehicle focused on the technology industry.    Prior to ZCM, Mr. Morrison held several investment and financial consulting positions including Senior Research Analyst at the Strome Group, Research Analyst at Clocktower Capital, LLC, a global long/short equity hedge fund, and Vice President of Wilshire Associates, a financial consulting film.  Mr. Morrison also serves as a director of AdCare Health Systems, Inc. (NYSEMKT: ADK), a leading long-term care provider where he is a member of the Audit Committee. Mr. Morrison received an MBA from the University of California at Los Angeles, with an emphasis in Finance and International Business, and a B.A. in Finance from the University of Colorado at Denver. Mr. Morrison is a Chartered Financial Analyst.

Damien J. Park is a leading senior advisor to public company boards, special board committees, CEOs and several investment funds on issues relating to shareholder-led value improvement initiatives.  Mr. Park has been the Managing Partner of Hedge Fund Solutions, LLC, since its formation in 2004 and President and CEO of Hibernian Partners, a strategy consulting firm, since 1998.  Mr. Park is Co-Chairman of The Conference Board’s Expert Committee on Shareholder Activism and he is often quoted in leading business publications, and frequently speaks at top business schools and professional conferences contributing his perspective on issues regarding hedge fund activism, corporate governance reform, effective stakeholder communications and shareholder value improvement initiatives.  Mr. Park serves as a director of Deer Valley Corporation (OTC: DVLY), a manufacturer of factory built homes, where he serves on the Audit Committee. Mr. Park earned a B.S. from Delaware Valley College and an MBA from Trinity College in Dublin, Ireland.

Norman J Rice, III is a seasoned operating executive, investor and senior advisor within the technology sector.  Over his distinguished career Mr. Rice has been a senior executive with several leading technology companies, including the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (NASDAQ: CA), the Aprisma Management Technologies Business Unit of Concord Communications, Inc., a provider of network service management software solutions (before its sale to CA), Aprisma Management Technologies, Inc., a company that provided Network assurance solutions (before its sale to Concord Communications, Inc.), and HoustonStreet Exchange, Inc., a subsidiary of BayCorp Holdings, Ltd. (AMEX: MWH).  Mr. Rice has served on the Board of Directors of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure.  Mr. Rice also currently serves as a director of DSP Group, Inc. (NASDAQ: DSPG), a leading global provider of wireless chipset solutions for converged communications, where he also serves as a member of the Audit and Strategy Committees.  Mr. Rice holds Masters Degrees in Engineering and Management from Dartmouth College and a Bachelor of Science from the University of Michigan.

Kenneth H. Traub is a well-respected, proven business leader with decades of experience operating and investing in technology companies worldwide.  Mr. Traub previously served as a director of iPass, Inc. pursuant to a settlement agreement with Foxhill Opportunity, L.P. from June 2009 to June 2013.  Mr. Traub is currently the President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising companies to execute strategies to build and unlock stockholder value.  Previously, Mr. Traub was the President and CEO of American Bank Note Holographics, Inc. ("ABNH"), a leading global supplier of optical security devices. During his tenure with ABNH, Mr. Traub managed the turnaround, growth and sale of the Company to JDS Uniphase Corp. (NASDAQ: JDSU). Following the sale of ABNH, he served as Vice President of JDSU, a global leader in optical technologies and telecommunications.  Prior to ABNH, Mr. Traub co-founded Voxware, Inc., a pioneer in Voice over Internet Protocol communication technologies. Mr. Traub currently serves on the boards of directors of the following SEC reporting companies:  (i) Vitesse Semiconductor Corporation (NASDAQ: VTSS), a leading supplier of integrated circuit solutions for next-generation carrier and enterprise networks, (ii) MRV Communications, Inc. (NASDAQ: MRVC), a leading provider of optical communications network equipment and network integration, where he serves as Chairman of the Board, (iii) DSP Group, Inc. (NASDAQ: DSPG), a leading global provider of wireless chipset solutions for converged communications, (iv) Athersys, Inc. (NASDAQ: ATHX), a biotechnology company engaged in the discovery and development of therapeutic product candidates, and (v) A.M. Castle & Co (NYSE: CAS), a global distributor of specialty metal and plastic products and supply chain services.  Mr. Traub previously served on the boards of directors of the following companies, all of which were sold for a significant premium for shareholders: (i) Phoenix Technologies, Inc. (NASDAQ: PTEC), a supplier of the basic input output system for the personal computer industry, (ii) MIPS Technologies, Inc. (NASDAQ: MIPS), a leading provider of industry standard processor architectures and cores, and (iii) Xyratex Limited (NASDAQ: XRTX), a leading supplier of data storage technologies.  Mr. Traub received a BA from Emory College and an MBA from Harvard Business School.

 The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding corporate strategy and Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO: 46261V108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,958,694 Shares outstanding, as of February 27, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2015.

A.	Catalysis Partners

(a)	As of the close of business on April 15, 2015, Catalysis Partners beneficially owned 424,006 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,006
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Catalysis Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Catalysis Offshore

(a)	As of the close of business on April 15, 2015, Catalysis Offshore beneficially owned 275,994 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 275,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,994
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Catalysis Offshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Francis Capital Management

(a)
Francis Capital Management, as the managing member and investment manager of Catalysis Partners and the investment manager of Catalysis Offshore, may be deemed to beneficially own the (i) 424,006 Shares owned by Catalysis Partners and (ii) 275,994 Shares owned by Catalysis Offshore.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Francis Capital Management through the FCM Managed Accounts and on behalf of each of Catalysis Partners and Catalysis Offshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO: 46261V108

D.	Mr. Francis

(a)
Mr. Francis, as the managing member of Francis Capital Management, may be deemed to beneficially own the (i) 424,006 Shares owned by Catalysis Partners and (ii) 275,994 Shares owned by Catalysis Offshore.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Francis has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Catalysis Partners and Catalysis Offshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Foxhill Opportunity

(a)	As of the close of business on April 15, 2015, Foxhill Opportunity beneficially owned 663,296 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 663,296
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 663,296
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Foxhill Opportunity during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Foxhill GP

(a)	Foxhill GP, as the general partner of Foxhill Opportunity, may be deemed to beneficially own the 663,296 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 663,296
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 663,296
4. Shared power to dispose or direct the disposition: 0

(c)
Foxhill GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Foxhill Opportunity during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO: 46261V108

G.	Foxhill Capital

(a)	Foxhill Capital, as the investment manager of Foxhill Opportunity, may be deemed to beneficially own the 663,296 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 663,296
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 663,296
4. Shared power to dispose or direct the disposition: 0

(c)
Foxhill Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Foxhill Opportunity during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Weiner

(a)	Mr. Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 663,296 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 663,296
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 663,296
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Weiner has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Foxhill Opportunity during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Maguire Financial

(a)	As of the close of business on April 15, 2015, Maguire Financial beneficially owned 3,269,964 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Maguire Financial during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO: 46261V108

J.	Maguire Asset Management

(a)	Maguire Asset Management, as the general partner of Maguire Financial, may be deemed to beneficially own the 3,269,964 Shares owned by Maguire Financial.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)
Maguire Asset Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Maguire Financial during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.           Mr. Maguire

(a)	Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the 3,269,964 Shares owned by Maguire Financial.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Maguire has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Maguire Financial during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.           ZCM Fund

(a)	As of the close of business on April 15, 2015, ZCM Fund beneficially owned 5,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ZCM Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO: 46261V108

M.           ZCM

(a)	ZCM, as the investment manager of ZCM Fund, may be deemed to beneficially own the 5,600 Shares owned by ZCM Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,600
4. Shared power to dispose or direct the disposition: 0

(c)
ZCM has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of ZCM Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.           Mr. Morrison

(a)
As of the close of business on April 15, 2015, Mr. Morrison directly owned 3,500 Shares.  Mr. Morrison, as the managing director of each of ZCM Fund and ZCM, may be deemed to beneficially own the 5,600 Shares owned by ZCM Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,100*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,100*
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Morrison has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of ZCM Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

O.           Dr. Karp

(a)	As of the close of business on April 15, 2015, Dr. Karp directly owned 76,539 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 76,539
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Dr. Karp during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

*Consists of (i) 3,500 Shares owned directly by Mr. Morrison and (ii) 5,600 Shares owned directly by ZCM Fund.

CUSIP NO: 46261V108

P.           Mr. Park

(a)	As of the close of business on April 15, 2015, Mr. Park directly owned 15,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Park during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Q.           Mr. Rice

(a)	As of the close of business on April 15, 2015, Mr. Rice directly owned 46,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Rice during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

R.           Mr. Traub

(a)	As of the close of business on April 15, 2015, Mr. Traub beneficially owned 309,722 Shares, including 139,355 Shares underlying certain call options exercisable within 60 hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,722
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,722
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Traub during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO: 46261V108

As of the close of business on April 15, 2015, the Reporting Persons collectively beneficially owned an aggregate of 5,090,221 Shares, constituting approximately 7.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 16, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to form a Section 13(d) group for the purpose of seeking representation on the Board at the Annual Meeting and to take any and all action necessary to achieve the foregoing, and (c) each of Francis Capital (as defined therein), Foxhill (as defined therein), and Maguire Asset Management (as defined therein) agreed to bear all expenses incurred in connection with the activities set forth therein based on the number of Shares owned in the aggregate by each of Francis Capital, Foxhill and Maguire Asset Management.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Open Letter to Stockholders of the Issuer, dated April 16, 2015.

99.2
Joint Filing and Solicitation Agreement, by and among, Catalysis Partners, LLC, Catalysis Offshore Ltd., Francis Capital Management, LLC, John P. Francis, Foxhill Opportunity Fund, L.P., Foxhill Capital (GP), LLC, Foxhill Capital Partners, LLC, Neil Weiner, Maguire Financial, LP, Maguire Asset Management, LLC, Timothy Maguire, ZCM Opportunities Fund LP, Zuma Capital Management LLC, Brent S. Morrison, Richard A. Karp, Damien J. Park, Norman J. Rice, III, and Kenneth H. Traub, dated April 16, 2015.

CUSIP NO: 46261V108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2015

CATALYSIS PARTNERS, LLC			CATALYSIS OFFSHORE LTD.

By:	Francis Capital Management, LLC its Managing Member and Investment Manager

By:	/s/ John P. Francis		By:	/s/ John P. Francis
	Name:	John P. Francis		Name:	John P. Francis
	Title:	Managing Member		Title:	Director

FRANCIS CAPITAL MANAGEMENT, LLC

By:	/s/ John P. Francis
	Name:	John P. Francis
	Title:	Managing Member

/s/ John P. Francis
JOHN P. FRANCIS

FOXHILL OPPORTUNITY FUND, L.P.			FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner		By:	/s/ Neil Weiner
	Name:	Neil Weiner		Name:	Neil Weiner
	Title:	Managing Member		Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

CUSIP NO: 46261V108

/s/ Neil Weiner
NEIL WEINER

MAGUIRE FINANCIAL, LP			MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire		By:	/s/ Timothy Maguire
	Name:	Timothy Maguire		Name:	Timothy Maguire
	Title:	Managing Member		Title:	Managing Member

/s/ Timothy Maguire
TIMOTHY MAGUIRE

ZUMA CAPITAL MANAGEMENT LLC

By:	ZCM Opportunities Fund LP, its Investment Manager

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

ZCM OPPORTUNITIES FUND LP

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

/s/ Brent S. Morrison
BRENT S. MORRISON

/s/ Richard A. Karp	/s/ Damien J. Park
RICHARD A. KARP	DAMIEN J. PARK

/s/ Norman J. Rice, III	/s/ Kenneth H. Traub
NORMAN J. RICE, III	KENNETH H. TRAUB

CUSIP NO: 46261V108

SCHEDULE A

Directors and Officers of Catalysis Offshore Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John P. Francis Director*

Susanne L. Meline Director	Attorney	1453 Third Street, Suite 470 Santa Monica, CA 90401	United States

 ___________________
* Mr. Francis is a Reporting Person and, as such, the information with respect to Mr. Francis called for by Item 2 of the Schedule 13D is set forth therein.

CUSIP NO: 46261V108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

CATALYSIS PARTNERS, LLC

4,386	1.2700	02/18/2015
(46,000)	0.8800	02/19/2015
(100)	0.7599	02/20/2015
(11,500)	0.9000	02/23/2015
(46,000)	0.8485	02/24/2015
5,565	0.9700	02/27/2015
22,500	0.9785	03/02/2015
70,078	0.9876	03/03/2015
2,872	1.0252	03/18/2015
46,787	1.0202	03/19/2015
6,858	1.0222	03/20/2015
6,264	1.0776	04/02/2015
1,307	1.1715	04/08/2015

CATALYSIS OFFSHORE, LTD.

2,765	1.2700	02/18/2015
(29,000)	0.8800	02/19/2015
(7,250)	0.9000	02/23/2015
(29,000)	0.8485	02/24/2015
3,508	0.9700	02/27/2015
14,500	0.9785	03/02/2015
45,161	0.9876	03/03/2015
1,836	1.0282	03/18/2015
29,913	1.0204	03/19/2015
4,385	1.0234	03/20/2015
4,536	1.0785	04/02/2015
946	1.1759	04/08/2015

FRANCIS CAPITAL MANAGEMENT, LLC
(Through the FCM Managed Accounts)

572	1.2700	02/18/2015
1,811	1.2700	02/18/2015
(6,000)	0.8800	02/19/2015
(19,000)	0.8800	02/19/2015
(1,500)	0.9000	02/23/2015
(4,750)	0.9000	02/23/2015
(6,000)	0.8485	02/24/2015
(19,000)	0.8485	02/24/2015
726	0.9700	02/27/2015
2,299	0.9700	02/27/2015

CUSIP NO: 46261V108

3,000	0.9785	03/02/2015
10,000	0.9785	03/02/2015
9,344	0.9876	03/03/2015
31,146	0.9876	03/03/2015
(150,807)	1.0001	03/19/2015
(44,006)	1.0000	03/20/2015

FOXHILL OPPORTUNITY FUND, L.P.

50,000	1.0250	03/09/2015
57,400	0.9908	03/10/2015
300	1.0000	03/12/2015
300	1.0100	03/16/2015
25,000	1.0300	03/17/2015
22,139	1.0100	03/18/2015
80,957	1.0104	03/19/2015
76,834	1.0184	03/20/2015
4,914	1.0200	03/30/2015
12,418	1.0626	04/02/2015
23,950	1.1000	04/06/2015
7,967	1.0962	04/07/2015
12,700	1.1733	04/08/2015
26,400	1.2100	04/09/2015
2,717	1.1940	04/10/2015
259,300	1.2695	04/13/2015

MAGUIRE FINANCIAL, LP

772,586	1.0151	03/03/2015
327,108	1.0952	03/04/2015
53,288	1.0984	03/05/2015
63,161	1.0968	03/06/2015
116,711	1.0406	03/09/2015
312,982	1.0339	03/10/2015
45,503	1.0287	03/11/2015
93,631	1.0394	03/12/2015
37,408	1.0300	03/13/2015
107,557	1.0670	03/16/2015
2,000	1.0200	03/17/2015
11,123	1.0100	03/20/2015
32,998	1.0424	03/23/2015
11,366	1.0496	03/24/2015
83,091	1.0459	03/25/2015
26,351	1.0490	03/26/2015
25,000	1.0500	03/27/2015
5,244	1.0496	03/30/2015
39,890	1.0656	03/31/2015
6,074	1.0500	03/31/2015
29,599	1.0385	04/01/2015
84,767	1.0906	04/02/2015

CUSIP NO: 46261V108

135,917	1.1379	04/07/2015
14,800	1.1399	04/07/2015
66,471	1.1596	04/08/2015
48,625	1.2114	04/09/2015
15,200	1.2125	04/09/2015
149,800	1.2430	04/10/2015
105,611	1.2457	04/10/2015
20,000	1.2800	04/13/2015
426,102	1.2731	04/13/2015

ZCM OPPORTUNITIES FUND LP

600	1.2400	02/18/2015
2,500	1.0478	02/19/2015

RICHARD A. KARP

9,713	0.9600	03/03/2015
59,600	1.0100	03/03/2015
6,226	0.9900	03/10/2015
1,000	1.0300	03/26/2015

DAMIEN J. PARK

15,000	0.9500	03/03/2015

NORMAN J. RICE, III

46,600	1.0288	03/03/2015

KENNETH H. TRAUB

18,167	0.9500	02/27/2015
100,000	0.9683	03/02/2015
7,200	0.9600	03/03/2015